
July 30, 2014

Via E-mail
Perry Leopold
Chief Executive Officer
North Bay Resources Inc.
PO Box 162
Skippack, Pennsylvania 19474

> **Re: North Bay Resources Inc.**
> **Registration Statement on Form S-1**
> **Filed July 11, 2014**
> **File No. 333-197732**

Dear Mr. Leopold:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

We note that you are registering the sale of 55,519,864 common shares. On page 19 you state that "[a]s of the date of this prospectus, there were 208,682,184 shares of our common stock outstanding (185,737,066 shares held by non-affiliates)…." According to the beneficial ownership table on page 29, however, it appears that 99,244,758 shares are held by affiliates and that there are 109,437,426 shares held by non-affiliates. Therefore, it appears that you are registering more than one third of the public float. Given the size of the offering relative to the number of shares outstanding held by non-affiliates and the nature of the offering, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Please amend the registration statement to appropriately reduce the number of shares being registered. See Securities Act Compliance and Disclosure Interpretation 139.21 available at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Ronald E. Alper, at (202) 551-3329, or Pam Howell, at (202) 551-3357 with any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Gregory Sichenzia, Esq.
       Sichenzia Ross Friedman Ference LLP